82-5769

UFJ Holdings, Inc

04012258

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	January 20, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

dlw 1/22

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

January 20, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

January 20, 2004

To Whom It May Concern:

UFJ Holdings, Inc.
UFJ Bank Limited
Nippon Shinpan Co., Ltd.

Strategic Alliance between UFJ Bank and Nippon Shinpan

- Aspiring to be the best financial group in the retail finance market -

Since the announcement of the basic agreement in November 2003, UFJ Bank Limited ("UFJ Bank") and Nippon Shinpan Co., Ltd. ("Nippon Shinpan") have discussed the details of the strategic alliance and its swift implementation in order to become the best financial group in the retail finance market in Japan. As a result, we have reached a final agreement as described below.

In addition, Nippon Shinpan and UFJ Card Co., Ltd. ("UFJ Card") have today reached a basic agreement in relation to the two companies.

1. Outline of the final agreement

(1) Shortly after becoming a consolidated subsidiary of UFJ Bank, Nippon Shinpan will aim to merge with UFJ Card. The new company will dramatically increase profitability by growing certain businesses and rationalizing overlapping businesses.

(2) The UFJ Group and Nippon Shinpan will pursue synergies. By maximizing the strengths of both companies and complementing functions of one another, we will provide one-stop financial services to our customers.

(3) Nippon Shinpan and UFJ Card will seek to enhance cost competitiveness through cooperation with JCB Co., Ltd. ("JCB") in the areas of administration and information systems.

(4) In March 2004, Nippon Shinpan will issue Yen 200 billion of class shares to UFJ Bank by third-party allotment. As we announced in November 2003, by March 2005, UFJ Bank plans to convert Nippon Shinpan into a consolidated subsidiary through the conversion of the class shares into common shares, subject to satisfying necessary conditions under appropriate laws and ordinances. After conversion, UFJ Bank will have more than two-thirds of the voting rights of Nippon Shinpan.

2. Schedule (plan)

Jan. 20, 2004	Final agreement of the strategic alliance
Mar. 2004	Nippon Shinpan will issue new class shares to UFJ Bank by third-party allotment.
From Apr. 2004	Nippon Shinpan will start preparation to become a consolidated subsidiary of UFJ Bank.
Around Mar. 2005	Shortly after Nippon Shinpan will become a consolidated subsidiary of UFJ Bank, Nippon Shinpan will aim to merge with UFJ Card.

3. Main specific action plans

(1) Creation of the largest credit card company in Japan

This merge of Nippon Shinpan and UFJ Card is the first merger in the card industry between a credit-related card company and a bank-related card company. The new company will aim to become the leading company in the retail financial industry by integrating operating bases and expertise of both companies.

Details of the business plan of the new company will be determined in due course through discussions between the two companies.

The summery overview of the new company is as follows.

- Number of credit card members (as of March 31, 2003): over 23 million, the largest in the industry
- Transaction volume (as of March 31, 2003): over Yen 4 trillion, also the largest in the industry
- The outstanding balance of cashing and card loans (as of March 31, 2003): approx. Yen 1 trillion, resulting in an overwhelming presence in lending business
- Consolidated Ordinary Profit (simple aggregate of plan for FY2006): approx. Yen 72 billion
- Possesses various customer channels including UFJ Bank branches, member stores, and business partners.

(2) Cooperation with JCB in the areas of administration and information systems

Nippon Shinpan and UFJ Card will consider reductions of future IT investments and information system support and operation cost by tens of billion yen through cooperation with JCB. The three companies will set up a task force for this purpose.

(3) Nippon Shinpan to issue JCB-brand credit cards

Nippon Shinpan plans to issue credit cards under the JCB brand, in addition to Visa and MasterCard brands, to satisfy customer needs.

4. Overview of Nippon Shinpan's new medium-term business plan

(1) Strengthening sales

By concentrating company resources into credit card and financing businesses, Nippon Shinpan will increase the number of card members and promote more use of its cards.

(2) Improving asset quality

By increasing reserves and further strengthening debt collection and credit screening processes, Nippon Shinpan will reduce its credit cost.

(3) Stabilizing fund raising

By reducing interest-bearing liabilities through large securitizations and improving its credit, Nippon Shinpan will reduce its financing cost.

(4) Increasing cost efficiency

By outsourcing and enhancing business efficiency, Nippon Shinpan will make further cost reductions.

<Nippon Shinpan's financial targets for the FY 2006 (Consolidated)>

	FY 2006 Forecasts	(Reference) FY 2003 Actuals
Ordinary profit (Yen bil.)	60.0	20.1
Interest-bearing liabilities (Yen bil.)	1,032.0	1,724.3
Shareholders' equity ratio	5.2%	2.6%
Ordinary profit / Operating profit	20.0%	6.5%

*The new company's business plan, which includes integration effects, is planned to be announced at a later date.